United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15( d )

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-52972

Stalar 2, Inc.

(Exact name of registrant as specified in its charter)

200 East 62nd Street, Apt. 25B

New York, NY 10065

(212) 953-1544

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:          46

Pursuant to the requirements of the Securities Exchange Act of 1934, Stalar 2, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	12/23/2014	By:	/s/Steven R. Fox
Steven R. Fox, President & CEO